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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              HARTFORD LIFE, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                        HARTFORD FIRE INSURANCE COMPANY
                  THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))
                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                    4165924
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            MICHAEL S. WILDER, ESQ.
                  THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                                 HARTFORD PLAZA
                        HARTFORD, CONNECTICUT 06115-1900
                           TELEPHONE: (860) 547-5000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                          GEORGE W. BILICIC, JR., ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 474-1000
                            ------------------------

                           CALCULATION OF FILING FEE:

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION:                                    AMOUNT OF FILING FEE
-----------------------------------------------------------------------------------------------------------------
                     $1,304,140,381                                              $260,829
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of Class A Common Stock, par value $.01, of Hartford Life, Inc. (the "Company Common Stock" or the "Shares") (other than restricted Shares), at a price per Share of $50.50 in cash. As of May 16, 2000, there were 25,824,562 such Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount previously paid: Not applicable                        Filing Party: Not applicable
    Form or Registration No.: Not applicable                      Date Filed: Not applicable

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X]  third-party tender offer subject to Rule 14d-1.
    [ ]  issuer tender offer subject to Rule 13e-4.
    [X]  going-private transaction subject to Rule 13e-3.
    [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

     This Tender Offer Statement on Schedule TO relates to the tender offer by Hartford Fire Insurance Company ("Purchaser"), a Connecticut corporation and a wholly owned subsidiary of The Hartford Financial Services Group, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Hartford Life, Inc., a Delaware corporation (the "Company"), at a purchase price of $50.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 24, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal", a copy of which is attached hereto as Exhibit (a)(1)(C) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

ITEM 1.  SUMMARY TERM SHEET

     The information set forth in the "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) The name of the subject company is Hartford Life, Inc., a Delaware corporation. The Company's executive offices are located at 200 Hopmeadow Street, Simsbury, Connecticut 06089, telephone: (860) 525-8555.

     (b) The class of securities to which this statement relates is the Class A Common Stock, par value $.01 per share, of which 26,037,634 Shares (including 213,072 restricted Shares) were issued and outstanding as of May 16, 2000. The information set forth on the cover page and in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) This Tender Offer Statement is filed by Parent and Purchaser. The information set forth in "THE TENDER OFFER -- Section 8. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (b) The information set forth in "THE TENDER OFFER -- Section 8. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference.

     (c) The information set forth in "THE TENDER OFFER -- Section 8. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser or Parent or, to the best knowledge of the Purchase or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise noted, the persons listed on Schedule I to the Offer to Purchase are citizens of the United States.

ITEM 4.  TERMS OF THE TRANSACTION

     The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) The information set forth in "SPECIAL FACTORS -- Related Party Transactions" of the Offer to Purchase is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth in the "INTRODUCTION," "SPECIAL
FACTORS -- Background of the Offer" and "SPECIAL FACTORS -- The Merger Agreement" of the Offer to Purchase is incorporated herein by reference. Except as set forth in the "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer" and "SPECIAL FACTORS -- The Merger Agreement" of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between any of Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a), (c)(1), (4)-(7) The information set forth in the "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer", "SPECIAL FACTORS -- The Merger Agreement", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" and "SPECIAL
FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) (2)-(3) Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in "THE TENDER OFFER -- Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The information set forth in the "INTRODUCTION," "THE TENDER
OFFER -- Section 8. Certain Information Concerning Parent and Purchaser" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" and "-- Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     The information set forth in the "INTRODUCTION" and "THE TENDER
OFFER -- Section 11. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

     (a) The information set forth in "SPECIAL FACTORS -- The Merger Agreement," "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" and "THE TENDER OFFER -- Section 13. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS

(a)(1)(A)  Final Offer to Purchase dated May 24, 2000.
(a)(1)(B) Recommendation Statement on Schedule 14D-9 of the Company dated May 24, 2000.
(a)(1)(C)  Letter of Transmittal.
(a)(1)(D)  Notice of Guaranteed Delivery.
(a)(1)(E)  Letter from the Dealer Managers to the Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)  Letter to clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees.
(a)(1)(G)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(1)(H)  Summary Advertisement as published on May 24, 2000.
(a)(1)(I)  Text of press release issued by Hartford Life, Inc., dated
           May 18, 2000.
(a)(1)(J)  Text of press release issued by The Hartford Financial
           Services Group, Inc., dated May 18, 2000.
(a)(1)(K)  Letter to stockholders from Ramani Ayer, Chairman of
           Hartford Life, Inc., dated May 24, 2000.
(a)(1)(L)  Instruction Letter to Participants in The Hartford
           Investment and Savings Plan.
(a)(1)(M)  Instruction Letter to Participants in the 1997 Hartford
           Life, Inc. Employee Stock Purchase Plan.
(a)(5)(A)  Complaint of Leo Rosenbluth against Lowndes A. Smith, Ramani
           Ayer, Donald R. Frahm, Thomas M. Marra, David K. Zwiener,
           Gail Deegan, Robert W. Selander, Paul G. Kirk, Jr., Robert
           E. Patricelli, H. Patrick Swygert, Gordon I. Ulmer, Hartford
           Life, Inc., and The Hartford Financial Services Group, Inc., filed in the Court of Chancery in the State of Delaware on March 31, 2000.
(a)(5)(B)  Complaint of Insource Services, Inc., Smith Barney Prototype
           401K Plan against Lowndes A. Smith, Ramani Ayer, Donald R.
           Frahm, Thomas M. Marra, David K. Zwiener, Gail Deegan,
           Robert W. Selander, Paul G. Kirk, Jr., Robert E. Patricelli,
           H. Patrick Swygert, Gordon I. Ulmer, Hartford Life, Inc., and The Hartford Financial Services Group, Inc., filed in the Court of Chancery in the State of Delaware on March 31, 2000.
(a)(5)(C)  Complaint of Nathan Gross against Hartford Life, Inc., The
           Hartford Financial Services Group, Inc., Gail Deegan,
           Lowndes A. Smith, Robert W. Selander, Ramani Ayer, Donald R.
           Frahm, Paul G. Kirk, Jr., Thomas M. Marra, Robert E.
           Patricelli, H. Patrick Swygert, Gordon I. Ulmer, David K.
           Zwiener, filed in the Court of Chancery in the State of Delaware on March 31, 2000.
(a)(5)(D)  Complaint of Joseph Carco against Lowndes A. Smith, Ramani
           Ayer, Donald R. Frahm, Thomas M. Marra, David K. Zwiener,
           Gail Deegan, Robert W. Selander, Paul G. Kirk, Jr., Robert
           E. Patricelli, H. Patrick Swygert, Gordon I. Ulmer, Hartford
           Life, Inc., and The Hartford Financial Services Group, Inc., filed in the Court of Chancery in the State of Delaware on March 31, 2000.

(a)(5)(E)  Complaint of Leslie Susser against Lowndes A. Smith, Ramani
           Ayer, Donald R. Frahm, Thomas M. Marra, David K. Zwiener,
           Gail Deegan, Robert W. Selander, Paul G. Kirk, Jr., Robert
           E. Patricelli, H. Patrick Swygert, Gordon I. Ulmer, Hartford
           Life, Inc., and The Hartford Financial Services Group, Inc., filed in the Court of Chancery in the State of Delaware on March 31, 2000.
(a)(5)(F)  Complaint of Dennis E. Murray, Sr. against Lowndes A. Smith,
           Ramani Ayer, Donald R. Frahm, Thomas M. Marra, David K.
           Zwiener, Gail Deegan, Robert W. Selander, Paul G. Kirk, Jr.,
           Robert E. Patricelli, H. Patrick Swygert, Gordon I. Ulmer,
           Hartford Life, Inc., and The Hartford Financial Services
           Group, Inc., filed in the Court of Chancery in the State of Delaware on April 3, 2000.
(a)(5)(G)  Memorandum of Understanding dated May 17, 2000.
(b)        None.
(c)(1)     Opinion of Salomon Smith Barney Inc. to the Special
           Committee of the Board of Directors of the Company dated May
           17, 2000 (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).
(c)(2)     Materials presented by Salomon Smith Barney Inc. to the
           Special Committee of the Board of Directors of Hartford
           Life, Inc. on May 17, 2000.
(d)(1) Agreement and Plan of Merger dated as of May 18, 2000, by and among The Hartford Financial Services Group, Inc.,
           Hartford Fire Insurance Company, HLI Acquisition, Inc. and
           Hartford Life, Inc. (included as Annex A of the Offer to
           Purchase filed herewith as Exhibit (a)(1)(A)).
(e)        Not applicable.
(f)        Section 262 of the Delaware General Corporation law
           (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).
(g)        None.
(h)        None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     The information set forth in the INTRODUCTION, SPECIAL FACTORS ("Interests of Certain Persons in the Offer and the Merger"), SPECIAL FACTORS ("Plans for the Company After the Offer and the Merger; Certain Effects of the Offer"), THE TENDER OFFER Section 10 ("Certain Effects of the Offer on the Market for the Shares"), SPECIAL FACTORS ("Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger"), THE TENDER OFFER Section 5 ("Certain U.S. Federal Income Tax Consequences"), SPECIAL FACTORS ("Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger"), SPECIAL FACTORS ("Opinion of the Financial Advisor"), SPECIAL FACTORS ("Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger"), THE TENDER OFFER Section 12 ("Certain Conditions to the Offer"), SPECIAL FACTORS ("Background of the Offer"), SPECIAL FACTORS ("The Merger Agreement"), SPECIAL FACTORS ("Beneficial Ownership of Common Stock"), and SPECIAL FACTORS ("Transactions and Arrangements Concerning the Shares") of the Offer to Purchase and on Schedule II to the Offer to Purchase is incorporated herein by reference. In addition, Item 14 of Hartford Life's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and Item 1 of Hartford Life's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 are incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SCHEDULE TO AND SCHEDULE 13E-3

                                          THE HARTFORD FINANCIAL SERVICES
                                          GROUP, INC.

                                          By: /s/ RAMANI AYER
                                            ------------------------------------
                                            Name: Ramani Ayer
                                              Title: Chairman, President and
                                                     Chief Executive Officer

                                          HARTFORD FIRE INSURANCE COMPANY

                                          By: /s/ DAVID K. ZWEINER
                                            ------------------------------------
                                            Name: David K. Zweiner
                                            Title: President and Chief Operating
                                              Officer

                                          SCHEDULE 13E-3

                                          HARTFORD LIFE, INC.

                                          By: /s/ LOWNDES A. SMITH
                                            ------------------------------------
                                            Name: Lowndes A. Smith
                                            Title: President and Chief Executive
                                              Officer

Date: May 24, 2000

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)(A)    Final Offer to Purchase dated May 24, 2000.
(a)(1)(B)    Recommendation Statement on Schedule 14D-9 of the Company,
             dated May 24, 2000.
(a)(1)(C)    Letter of Transmittal.
(a)(1)(D)    Notice of Guaranteed Delivery.
(a)(1)(E)    Letter from the Dealer Managers to the Brokers, Dealers,
             Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)    Letter to clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Nominees.
(a)(1)(G)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
(a)(1)(H)    Summary Advertisement as published on May 24, 2000.
(a)(1)(I)    Text of press release issued by Hartford Life, Inc., dated
             May 18, 2000.
(a)(1)(J)    Text of press release issued by The Hartford Financial
             Services Group, Inc., dated May 18, 2000.
(a)(1)(K)    Letter to stockholders from Ramani Ayer, Chairman of
             Hartford Life, Inc., dated May 24, 2000.
(a)(1)(L)    Instruction Letter to Participants in The Hartford
             Investment and Savings Plan.
(a)(1)(M)    Instruction Letter to Participants in the 1997 Hartford
             Life, Inc. Employee Stock Purchase Plan.
(a)(5)(A)    Complaint of Leo Rosenbluth against Lowndes A. Smith, Ramani
             Ayer, Donald R. Frahm, Thomas M. Marra, David K. Zwiener,
             Gail Deegan, Robert W. Selander, Paul G. Kirk, Jr., Robert
             E. Patricelli, H. Patrick Swygert, Gordon I. Ulmer, Hartford
             Life, Inc., and The Hartford Financial Services Group, Inc.,
             filed in the Court of Chancery in the State of Delaware on
             March 31, 2000.
(a)(5)(B)    Complaint of Insource Services, Inc., Smith Barney Prototype
             401K Plan against Lowndes A. Smith, Ramani Ayer, Donald R.
             Frahm, Thomas M. Marra, David K. Zwiener, Gail Deegan,
             Robert W. Selander, Paul G. Kirk, Jr., Robert E. Patricelli,
             H. Patrick Swygert, Gordon I. Ulmer, Hartford Life, Inc.,
             and The Hartford Financial Services Group, Inc., filed in
             the Court of Chancery in the State of Delaware on March 31,
             2000.
(a)(5)(C)    Complaint of Nathan Gross against Hartford Life, Inc., The
             Hartford Financial Services Group, Inc., Gail Deegan,
             Lowndes A. Smith, Robert W. Selander, Ramani Ayer, Donald R.
             Frahm, Paul G. Kirk, Jr., Thomas M. Marra, Robert E.
             Patricelli, H. Patrick Swygert, Gordon I. Ulmer, David K.
             Zwiener, filed in the Court of Chancery in the State of
             Delaware on March 31, 2000.
(a)(5)(D)    Complaint of Joseph Carco against Lowndes A. Smith, Ramani
             Ayer, Donald R. Frahm, Thomas M. Marra, David K. Zwiener,
             Gail Deegan, Robert W. Selander, Paul G. Kirk, Jr., Robert
             E. Patricelli, H. Patrick Swygert, Gordon I. Ulmer, Hartford
             Life, Inc., and The Hartford Financial Services Group, Inc.,
             filed in the Court of Chancery in the State of Delaware on
             March 31, 2000.

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(5)(E)    Complaint of Leslie Susser against Lowndes A. Smith, Ramani
             Ayer, Donald R. Frahm, Thomas M. Marra, David K. Zwiener,
             Gail Deegan, Robert W. Selander, Paul G. Kirk, Jr., Robert
             E. Patricelli, H. Patrick Swygert, Gordon I. Ulmer, Hartford
             Life, Inc., and The Hartford Financial Services Group, Inc.,
             filed in the Court of Chancery in the State of Delaware on
             March 31, 2000.
(a)(5)(F)    Complaint of Dennis E. Murray, Sr. against Lowndes A. Smith,
             Ramani Ayer, Donald R. Frahm, Thomas M. Marra, David K.
             Zwiener, Gail Deegan, Robert W. Selander, Paul G. Kirk, Jr.,
             Robert E. Patricelli, H. Patrick Swygert, Gordon I. Ulmer,
             Hartford Life, Inc., and The Hartford Financial Services
             Group, Inc., filed in the Court of Chancery in the State of
             Delaware on April 3, 2000.
(a)(5)(G)    Memorandum of Understanding, dated May 17, 2000.
(b)          None.
(c)(1)       Opinion of Salomon Smith Barney Inc. to the Special
             Committee of the Board of Directors of the Company, dated
             May 17, 2000 (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).
(c)(2)       Materials presented by Salomon Smith Barney Inc. to the
             Special Committee of the Board of Directors of Hartford
             Life, Inc. on May 17, 2000.
(d)(1)       Agreement and Plan of Merger dated as of May 18, 2000, by
             and among The Hartford Financial Services Group, Inc.,
             Hartford Fire Insurance Company, HLI Acquisition, Inc. and
             Hartford Life, Inc. (included as Annex A of the Offer to
             Purchase filed herewith as Exhibit (a)(1)(A)).
(e)          Not applicable.
(f)          Section 262 of the Delaware General Corporation law
             (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).
(g)          None.
(h)          None.